United States securities and exchange commission logo





                            April 8, 2021

       Adrian McKenzie
       Chief Executive Officer
       DNA Brands, Inc.
       275 E Commercial Blvd #208
       Lauderdale by the Sea, FL 33308

                                                        Re: DNA Brands, Inc.
                                                            Amended Offering
Statement on Form 1-A
                                                            Filed March 30,
2021
                                                            File No. 024-11471

       Dear Mr. McKenzie:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 30, 2021 letter.

       Amended Offering Statement on Form 1-A filed March 30, 2021

       Exhibit 12.1

   1. The assumptions in sections (a) and (b) of the third paragraph are overly broad and assume material facts
underlying the opinion. Please delete accordingly. Refer to Staff
                                                        Legal Bulletin No. 19
Section II.B.3.a.
 Adrian McKenzie
FirstName   LastNameAdrian McKenzie
DNA Brands,    Inc.
Comapany
April       NameDNA Brands, Inc.
       8, 2021
April 28, 2021 Page 2
Page
FirstName LastName
      Please contact Nicholas Lamparski at (202) 551-4695 or Lilyanna Peyser at
(202) 551-
3222 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Milan Saha